Mail Stop 4561

March 16, 2009

By U.S. Mail and Facsimile to (914) 961-2317

James J. Landy
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, New York 10707

Re: Hudson Valley Holding Corp.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 10, 2008
File No. 0-30525

Dear Mr. Landy:

    We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief